

Detica >

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

+44 (0) 1483 816000
+44 (0) 1483 816144

www.detica.com

Our ref: 07-FIV100C045



07020823

30 January 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

12.01.07   Notification of major interest in shares

29.01.07   Notification of major interest in shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

Enc

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company*	2. Name of shareholder with a major interest
DETICA GROUP PLC	**Lloyds TSB Group plc**

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 N/A	4. Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them **104,405 Lloyds TSB Private Banking** **4,357,327 Scottish Widows Investment Partnership**

5. Number of *shares*/amount of stock acquired	6. Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)	7. Number of *shares*/amount of stock disposed	8. Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)
Not advised	**N/A**	**N/A**	**N/A**

9. *Class* of *security* **Ord 2p shares**	10. Date of transaction **N/A**	11. Date *listed company* informed **12.01.07**
12 Total holding following this notification **4,461,732**	13 Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 86 **3.928%**	
14 Any additional information	15 Name of contact and telephone number for queries **John Woollhead** **01483 816900**	

16 Name and signature of duly authorised officer of the *listed company* responsible for making this notification
John Woollhead
Company
Secretary_____

Date of notification   12.01.07

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**): (   )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) : (YES)

3. Full name of person(s) subject to the notification obligation (iii):

GOLDMAN SACHS GROUP INC

4. Full name of shareholder(s) (if different from 3.) (iv):

GOLDMAN SACHS INTERNATIONAL

GOLDMAN SACHS & CO

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

24 JANUARY 2007

6. Date on which issuer notified:

26 JANUARY 2007

7. Threshold(s) that is/are crossed or reached:

BELOW 3%

8. Notified details:

. . . .

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031539561	5,528,554	4.95%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights   % of voting rights

BELOW 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

We hereby notify you that as at close of business on 24th January 2007, The Goldman Sachs Group Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable holding in shares.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

JOHN WOOLLHEAD – DETICA GROUP PLC

15. Contact telephone number:

01483 816900

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

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